EXHIBIT 99.1

2025 Annual General Meeting

Further to the press release of February 27, 2025 giving notice that the Golar LNG Limited 2025 Annual General Meeting will be held on May 20, 2025, a copy of the Notice of Annual General Meeting and associated information can be found on our website at https://www.golarlng.com and in the attachment below. Golar’s 2024 Annual Report on Form 20-F will be filed with the SEC and posted to our website prior to the meeting.

Golar LNG Limited
Hamilton, Bermuda
March 26, 2025

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  Notice of 2025 Annual General Meeting (https://ml-eu.globenewswire.com/Resource/Download/7089bd79-d400-4966-a22f-21b75ecf7d56)